Mail Stop 4561
      March 10, 2006


By U.S. Mail and Facsimile to (212) 997-4242

John Sifonis
President
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re:	Trulite, Inc.
	Amendment No. 1 to Registration Statement on Form 10-SB
      Filed February 23, 2005
	File No. 0-51696

Dear Mr. Sifonis:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 - Description of Business, page 2
1. In the interests of clarity and simplicity, please revise and reorganize the Business section. We suggest the following organization:
- Begin with a broad summary discussion of the company`s business, including its current products and the markets for its products;
- next include a brief discussion of the history of the company, i.e., the founding of Trulite Technology and the merger with Trulite,
Inc.;
- provide a brief overview of the current status of the alternate fuel industry, in particular the development of hydrogen fuel cell products;
- provide a general discussion of the company`s products, followed by a more detailed discussion of the development of those products, then an in-depth discussion of the HydroCell and the Kitty Hawk products;
- discuss the current status of your projects, including all sales to date;
- then proceed with your discussions of such matters as market opportunities, business plan and strategies, and strategic relationships.
- Include a separate discussion regarding funding, including government awards and private funding.
- Use subheadings wherever possible.

2. In your discussion of your relationship with Synexus, please clarify what fuel cell stack and control technology is, and describe as clearly as possible the separate contributions of each company to the final products.

3. In your Product discussion, please clarify the relationship between the HydroCell and the KittyHawk. That is, does the HydroCell act as a component of the KittyHawk? If so, can they be marketed separately? Or are they strictly separate products?

4. Please revise to clarify all technical terms and jargon. We note, for example, "control block and cartridge" on page 5. Perhaps a brief visual sketch of these products would be useful.

5. We also note such terms as "beta unit" and "proof of concept prototype" and "functioning demonstration unit." In your discussion of the development of your products, please carefully define and distinguish these stages. In particular, explain clearly how far away you are from a fully tested, fully commercial product.

6. You state on page 8 that the HydroCell can store a "large amount of energy" in a compact package. Yet on page 5 you state that it is capable of producing only 25 watts of power for several hours. Please clarify. Is this adequate power for typical users in the pipeline and well head markets?

7. On page 10 you refer to "long periods of storage or inactivity."
Please define this phrase as precisely as possible as well as any similar descriptions. We note, for example, the phrase "in the near future" at the bottom of page 14 regarding technical limitations on
MCEL`s products.

8. At the top of page 4 you refer to "unpatented technology." Does this refer to your own developed technology? Yet you refer on page
10 to five provisional patents, and on page 26 you refer to your reliance on numerous patents. Please clarify the current status of your intellectual property.

9. In discussing cost on page 8, you stress the inexpensive nature of this product. Yet in a risk factor on page 23 you discuss the risk that you may not be able to develop a high-volume, low-cost production capability. Please revise to clarify the cost of production and cost-effective nature of this product in the short as well as the long term.

10. In your discussion of market opportunities beginning on page
10,
please clarify whether you have done any market studies or have any other clear basis for your belief that your product will appeal to these selected markets.

11. On page 12, in your discussion of strategic relationships, you state that the term encompasses a wide range of relationships. Consequently, please avoid the term as much as possible and instead describe each relationship in specific terms. In particular, clarify the nature of the "partnerships" with Case Western Reserve and Texas
A&M. How did they come about, and what are the general responsibilities of each party?

12. We note your response to our prior comment no. 15. If the company chooses not to exercise its option to purchase Synexus, will the company not be entirely dependent on Synexus? Describe the company`s contingency plans, if any.

13. In discussing your competition on page 14, please clarify the current development status of your competitors` products.

14. Please also revise this discussion to take into account the "significant competition" you discuss in the risk factor on page
26.

Reports to security holders, page 15

15. You are a 1934 Act registrant required by your bylaws to hold annual meetings. Consequently, you are currently required to deliver annual reports to security holders; see the Proxy Rules. Please revise.

Management`s Discussion and Analysis, page 15

16. We note on page 17 a reference to "our last private placement."
Please revise this section and the Recent Sales section as necessary so that the details coincide. In particular, revise this disclosure to eliminate the suggestion that there have been several recent private placements.

Critical Accounting Policies, page 18

17. Please refer to our previous comment 23. In your response you indicated that you had made the changes requested, however, your accounting policies for share based payments are not included. Please revise to include your accounting policies for share based payment. Alternatively, tell us why you believe such disclosures would not be required.

Risk Factors, page 21

18. Please revise your risk factor section throughout to use language
specific to the company and its products. As an example only, we note on page 23, under the subheading "We expect that some of our products..." the phrase "certain of our fuel source products must be integrated...."  Reference could instead be made to the specific needs of your specific products. Use quantification wherever possible, for example on page 22 regarding the need for additional capital.

19. For the sake of clarity, please use bold type or similar formatting for each risk factor subheading.

20. It appears that the deleted paragraph on page 22 beginning
"The
Company has incurred substantial losses..." should be reinstated under its own subheading. Please revise.

Security Ownership, page 28

21. Please identify the board members of Contango Capital
Partners.

Directors, Executive Officers, Promoters and Control Persons, page
30

22. We note your response to prior comment 34. However, we are unable to locate the disclosure regarding the employment agreements with Jerry Metz and James Longaker. Please revise or advise.

23. Please identify the position held by Eric Ladd, and include him in the list of executives, if appropriate.

Recent Sales of Unregistered Securities, page 41

24. Please disclose the number of purchasers in the private placement and provide a specific date for the offering.

Financial Statements

Trulite Technology, LC Financial Statements, page F-2

Note B - Summary of Significant Accounting Policies, page F-7


General

25. Please refer to our previous comment 43. Per review of your discussion of the two grants discussed on page 2 from The Defense Threat Reduction Agency and the United States Air Force, it appears that grants received totaled $200,000. Please revise your disclosure to disclose all material terms of the grant as this revenue is material to your financial statements. Alternatively, provide copies of the grant documents as exhibits to your filing.

Trulite, Inc. Financial Statements, page F-2

Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies, page 7

Use of Estimates, page 8

26. Please revise to disclose management`s estimate of the stock price volatility used in the valuation of the fair value of options granted.

Note C - Business Combinations, page 10

27. Please refer to our previous comment 45.  Note that paragraph
7
of EITF 02-5 states that SEC registrants should continue to follow the guidance in paragraph 3 when determining whether common control of separate entities exists even though paragraph 5 states that the
EITF did not reach a consensus.  Therefore, paragraph 3 of EITF
02-5
is applicable to your financial statements. From the schedule you provided us in Exhibit B of your response, per review of the Statement of Stockholder`s Equity included in Trulite, Inc.`s financial statements, and the Investor Rights Agreement filed as
Exhibit 10.16, Trulite Technology LC and Trulite, Inc. are entities under common control at the date of combination for the following reasons:

* Mr. Shurtleff owned the majority of Trulite Technology, LC and retains the majority voting interest in Trulite, Inc. on July 22, 2004, the date on which the stock was issued to effect the combination.

* The Investor Rights Agreement, which gives majority voting interest to CCP on certain matters, was not entered into until July 28, 2004.

Therefore, purchase accounting is not appropriate for this transaction as stated in paragraphs 11 and D12 of SFAS 141.
Revise
your financial statements accordingly or provide us more persuasive evidence in support of your position.

28. Please refer to our previous comment 44. We note in your response that preferred stock shares issued in the business combination were valued in accordance with contemporaneous cash issuances of those shares and common stock shares issued were valued according to a valuation performed by management. Please revise your financial statements to disclose the following information:

* Disclose if the contemporaneous cash issuances of the preferred stock were with related parties. If so, disclose why you believe that these issuances represent a true fair value of the preferred stock issued.

* Disclose the methodology used by management to value the common shares issued in this transaction and disclose the material assumptions and judgments that were used to complete the valuation.

29. Please refer to our previous comment 47. If you continue to believe purchase accounting is appropriate, please revise your disclosure to state the methodology used and assumptions and judgments made in connection with estimating the fair value of your unpatented technology, specifically disclosing whether or not you relied on an independent valuation.

30. Please refer to our previous comment 48. If you continue to believe purchase accounting is appropriate, please revise your disclosure to describe the specific nature of the unpatented technology as it relates to your business. The general reference in your response to SFAS 141 is not persuasive evidence that this asset
should be recorded in your statements of financial position.
These
appear to be R&D costs as described in SFAS 2.   Furthermore,
based
upon your operating history, there is no evidence that these amounts will ever contribute to future revenues in either the near or long term. Provide us a schedule of the components of this technology that sets forth, for each component, the amounts accrued in each quarter. Provide us any other information that supports the recognition of this asset.

31. Please refer to our previous comment 49. If you continue to believe purchase accounting is appropriate, please revise your disclosure to state how you assess the unpatented technology for impairment and what factors you consider in determining that the asset is not impaired. We do not understand the basis for assigning unpatented, development stage technology an indefinite life. Further, we do not believe it is appropriate to make such a determination based on predictions. See our comment above and tell us in more detail the nature of the amounts accrued and how you considered SFAS 2.


*      *      *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3698 with any other questions.

								Sincerely,



Mark Webb
Legal Branch Chief

cc:	David N. Feldman, Esq.
	Feldman Weinstein LLP
	420 Lexington Avenue, Suite 2620
	New York, New York 10170

John Sifonis
Trulite, Inc.
March 10, 2006
Page 7